Exhibit 21.2

COMMERCEONE FINANCIAL CORPORATION
LIST OF SUBSIDIARIES

Legal Name	Jurisdiction of Incorporation/Formation

CommerceOne Bank	Alabama
Compass Sub North, Inc.	Delaware
Compass Sub East, Inc.	Delaware
Compass Sub Northwest, Inc.	Delaware
Compass Sub West, Inc.	Delaware